CONSENT OF QUALIFIED PERSON

To: Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities Services, Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

The Office of the Superintendent of Securities, Consumer, Corporate and Insurance

Services Division, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Superintendent of Securities (Northwest Territories)

Office of the Yukon Superintendent of Securities

Superintendent of Securities (Nunavut)

Autorité des marchés financiers

Dear Sirs/Mesdames:

RE: Fury Gold Mines Limited (the "Company") - Consent under National Instrument 43-101

Reference is made to the technical report entitled Initial Mineral Resource Estimate for the Sakami Project, Eeyou Istchee Territory, James Bay Region, Quebec, Canada dated January 21, 2026 with an effective date of November 11, 2025 (the "MRE") and the Company's news release dated December 8, 2025 (the "News Release").

I hereby:

1. consent to the public filing of the MRE and to the use of any extracts from and/or a summary of the MRE in the Company's disclosures; and

2. confirm that I have read the News Release and that it fairly and accurately represents the information in the MRE for which I am responsible.

DATED this 21st day of January, 2026.

Yours truly,

/s/ Olivier Vadnais-Leblanc Olivier Vadnais-Leblanc, P.Geo.